Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 12, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 12, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – August 12, 2021

Aegon reports second quarter 2021 results

Steady progress on strategic priorities and financial targets supports increase in dividend

•	Net result of EUR 849 million in the second quarter of 2021 reflects strong operating result and fair value gains on investments from favorable market movements
•

All segments contribute to the increase of the operating result by 62% compared with the second quarter of 2020 to EUR 562 million, driven by expense savings, increased fees due to higher equity markets, and a normalization of claims experience in the United States

•

Cash Capital at Holding increases to EUR 1.4 billion, and remains in the upper half of Aegon’s operating range. Capital ratios of all three main units are above their respective operating levels; Group Solvency II ratio increases by 14%-points to 208%

•

In the US variable annuity business, Aegon launched a lump-sum buy-out program and will be expanding its dynamic hedging program to release capital and increase the predictability of capital generation

•	Interim dividend increases by EUR 0.02 to EUR 0.08 per common share to reflect steady progress made on our strategic priorities and financial targets

Statement of Lard Friese, CEO

“I am encouraged by the steady progress we have made on our strategic and financial transformation in the second quarter of 2021. Economic recovery – aided by increased vaccination rates – supported our results.

Increased fees due to favorable equity markets, the normalization of claims experience in the United States, and expense savings contributed to a 62% increase in our operating result to EUR 562 million. We have made good progress on the implementation of our expense savings program, resulting in a EUR 220 million reduction of annual addressable expenses through the second quarter. This strengthens our confidence in our ability to deliver on the targeted EUR 400 million expense saving by 2023.

By introducing innovative new products, expanding distribution, and enhancing customer service we are driving growth in our Strategic Asset category. We achieved double digit sales growth in US Life, delivered another quarter of strong sales in US Middle-Market Retirement Plans, and almost doubled the net deposits in our UK Workplace business. We continued our strong growth momentum in the Netherlands, with record-high levels of both mortgages under administration, and assets under administration in our new-style defined contribution pension business.

Aegon Asset Management also extended its growth track record of positive third-party net deposits, as strong demand for our solutions – both in our wholly-owned business and in our Chinese joint venture – continues. In our ESG portfolio, Aegon Asset Management and its partners have helped to fund investments in affordable and workforce housing units in the United States to better serve our local communities.

In July, we launched a program that offers certain variable annuity customers a lump-sum payment in return for surrendering their policies. The buyout program will reduce Transamerica’s financial market exposure, with the remaining legacy variable annuities portfolio to be dynamically hedged for equity and interest rate risk. This creates value by releasing capital at terms we believe are favorable compared to other alternatives, and increases the predictability of the capital that the business generates.

The progress we are making on our strategic priorities and financial targets provides us with the confidence to accelerate the increase in dividends, on our path to pay around 25 eurocents per common share by 2023. Therefore, we are announcing today an increase in our interim dividend by EUR 0.02 to EUR 0.08 per common share. Furthermore, the strength of our balance sheet also allows us to take another step towards achieving our deleveraging target by announcing the redemption of USD 250 million perpetual capital securities this year.

I would like to thank our 22,000 employees who, in the face of an ongoing pandemic and change, followed through on our strategic and operational plans in the second quarter.”

Note: All comparisons in this release are against 2Q 2020, unless stated otherwise. See page 8 of this press release for a full financial overview.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9125
The Netherlands: +31 20 703 8211
Passcode: 7326631

The Hague – August 12, 2021

Strategic highlights

Aegon N.V.							unaudited
Strategic highlights - Focus. Execute. Deliver.
Key performance indicators
	2Q 2021	2Q 2020%		1Q 2021%		YTD 2021	YTD 2020%
Addressable expenses *	2,813	3,061	(8)	2,855	(1)	n/a	n/a
Change compared to FY 2019	(245)	3	n.m.	(203)	(21)	n/a	n/a
Strategic Assets

Americas Individual Solutions - Life, US
New business strain (USD million)	71	82	(13)	73	(3)	145	157	(8)
New life sales (USD million)	95	76	24	83	14	178	142	25
MCVNB (USD million) **	73	50	45	52	41	124	87	43
Americas Workplace Solutions - Retirement
Plans Middle-Market
Net deposits (USD million)	324	340	(5)	194	67	518	277	87
Written sales (USD million)	1,114	576	93	1,124	(1)	2,237	1,463	53
The Netherlands
Mortgage origination (EUR million)	2,897	3,044	(5)	3,031	(4)	5,928	5,584	6
Workplace Solutions net deposits (EUR million)	198	165	20	173	15	371	317	17
Net growth Knab customers (‘000s of customers)	5.6	9.5	(41)	10.4	(46)	16.1	14.7	9
United Kingdom
Platform expenses / AuA	21 bps	26 bps		22 bps		21 bps	26 bps
Annualized revenues gained/(lost) on net deposits
(GBP million)	(1)	-	n.m.	(2)	35	(3)	(2)	(31)
Workplace net deposits (GBP million)	1,060	587	81	295	n.m.	1,355	997	36
Retail net deposits (GBP million)	(78)	(103)	24	(42)	(85)	(119)	(365)	67
Growth Markets (Spain & Portugal, China, Brazil)

New life sales (EUR million)	53	42	26	65	(19)	117	112	5
MCVNB (Life) (EUR million)	17	16	6	32	(46)	49	42	15
New premium production (P&C and A&H) (EUR million)	28	11	167	29	(1)	57	30	88
Asset Management - Global Platforms

Operating margin (%)	13.6%	11.7%	16	12.8%	6	13.2%	10.2%	29
Net deposits (EUR million)	1,512	2,494	(39)	(3,572)	n.m.	(2,061)	5,797	n.m.
of which Third-party (EUR million)	2,100	(454)	n.m.	138	n.m.	2,239	(2,125)	n.m.
Annualized revenues gained/(lost) (EUR million)	4	5	(26)	-	n.m.	3	5	(33)
Financial Assets

Americas - Variable Annuities
Capital generation (USD million)	302	840	(64)	79	n.m.	381	(809)	n.m.
Dynamic hedge effectiveness ratio (%) ***	99%	97%	(1)	99%	-	99%	96%	(1)
Americas - Long-Term Care
Capital generation (USD million)	138	4	n.m.	76	80	214	28	n.m.
Actual to expected claim ratio (%) (IFRS)	52%	87%	(41)	43%	21	47%	86%	(45)
NPV of rate increases approved since end-2020
(USD million)	176	n/a		112		176	n/a
The Netherlands - NL Life
Operating capital generation (EUR million)	67	32	112	27	148	95	77	22
Remittances to Aegon NL (EUR million)	25	-	n.m.	25	116	50	121	(35)
Solvency II ratio (%)	172%	174%	(1)	149%	16	172%	174%	8

* Trailing four quarters in constant currency, EUR million.

** MCVNB 1Q 2021 restated for methodology change for Indexed universal life (IUL) pricing model.

*** Updated definition of hedge effectiveness which now reflects the effectiveness per individual hedged risks, instead of the total.

2Q 2021 Results - 2

The Hague – August 12, 2021

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the Group. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside its core and growth markets, and re-allocate capital to growth opportunities in Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan comprised of more than 1,100 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. A total of 528 initiatives have been executed between the launch of the operational improvement plan and the end of the second quarter 2021, of which 421 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses by EUR 400 million in 2023 compared with the base year 2019. Aegon has delivered on its ambition to achieve half of its expense reduction target by the end of 2021. In the trailing four quarters, Aegon has reduced addressable expenses by EUR 245 million compared with the base year 2019. Of this expense reduction, EUR 220 million was driven by expense savings initiatives. The remaining reduction in annual addressable expenses reflects expense benefits related to reduced activity in a COVID-19 environment net of expenses made for growth initiatives, which are aimed at improving customer service, enhancing user experience and developing new products. These growth initiatives contributed EUR 26 million to the operating result in the second quarter of 2021. The company will continue to execute the expense and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve a top-5 position in Term Life, Whole Life Final Expense, and Indexed Universal Life through profitable sales growth. New life sales in the second quarter of 2021 amounted to USD 95 million, which represents an increase of 24% compared with the same period last year. This was mainly driven by an increase in new sales of Indexed Universal Life. Transamerica is benefiting from an increase in licensed agents at World Financial Group (WFG) and a higher market share in this distribution channel from the addition of a funeral planning benefit to Indexed Universal Life products for qualifying policyholders. Transamerica developed this new benefit to provide grieving beneficiaries valuable resources to help the insured person’s family plan end-of-life services. Furthermore, Whole Life Final Expense sales increased following enhancements made both to the product and the application process. In the second quarter of 2021, the market consistent value of new business for Life increased by 45% compared with the same period last year to USD 73 million. This was largely driven by higher sales, lower underwriting expenses, and a more favorable product mix.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Momentum is building here with four consecutive quarters of written sales of over USD 1 billion. Written sales were supported by Pooled Plan Arrangement contract wins. These multi-employer pension schemes are a strategic growth driver. Net deposits for the Middle-Market were positive at USD 324 million.

2Q 2021 Results - 3

The Hague – August 12, 2021

The Netherlands

Aegon is the largest third-party mortgage originator in the Netherlands, benefiting from its scale, high service levels to intermediaries and customers, and diversified funding. In the second quarter of 2021, the company originated EUR 2.9 billion of residential mortgages – of which two thirds were fee-based mortgages originated for third-party investors – and mortgages under administration reached a record EUR 58 billion. Aegon expects mortgage origination volumes to decrease in the second half of 2021, as spreads on mortgages have come down year-to-date.

Net deposits for the Workplace Solutions defined contribution products (PPI) in the Netherlands increased by 20% compared with the second quarter of 2020 to EUR 198 million. PPI assets under management surpassed the EUR 5 billion mark for the first time, underscoring Aegon’s leading position in this market.

Aegon is further developing its online bank Knab into a digital gateway for individual retirement solutions. In the second quarter of 2021, the online bank grew its customer base by over 5,000. To accelerate its strategy, Aegon has stopped offering savings products to customers of its original savings bank. These customers are being encouraged to either convert their accounts to Knab accounts or transfer their funds to another bank. Knab customers receive access to products, services and features that provide insight into daily banking matters and to products that help them accumulate wealth.

United Kingdom

Aegon’s assets under administration in the United Kingdom reached GBP 200 billion for the first time, as it continues to increase scale in the UK pension and savings market. The growth in assets reflects strong markets, and benefits from a number of ongoing investments in the business. Aegon’s platform business in the United Kingdom – excluding the low-margin Institutional business – doubled its net deposits compared with the same quarter last year to GBP 1.0 billion, driven by the Workplace segment. This reflects Aegon’s ability to serve the needs of both middle-market employers and large corporates. This quarter’s net deposits in the United Kingdom included a significant Master Trust contract win, which underscores that Aegon is well positioned in this fast-growing market of multi-employer pension schemes. Aegon continues to invest in the overall Workplace proposition to give the business a distinctive position in the key area of member engagement. An example thereof is the acquisition of Pension Geeks, an award-winning business that specializes in connecting people with their finances through innovative engagement techniques, communication and events. This acquisition is expected to further improve the customer experience, make communications more personalized, and drive growth.

By profitably growing its platform business, and by reducing expenses, Aegon UK aims to mitigate the impact from the gradual run-off of its traditional product portfolio. The traditional product portfolio is the main driver behind annualized revenue lost on net deposits for the second quarter. Expense initiatives, as well as the favorable impact from market movements on assets have contributed to an improvement in efficiency, with platform expenses as a percentage of assets under administration decreasing by 5 basis points compared with the second quarter of last year to 21 basis points.

Financial Assets

Financial Assets are blocks of business which have closed for new sales, and which are capital intensive with relatively low returns on capital employed. Aegon has established dedicated teams to manage these businesses, who are responsible for maximizing their value through disciplined risk management and capital management actions. To achieve this, Aegon is initially focusing on unilateral and bilateral actions before any third-party solutions would be taken into consideration. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Americas

An example of such a bilateral action, is the lump-sum buy-out program that Transamerica launched in July 2021 for policyholders of Variable Annuities with guaranteed minimum income benefit (GMIB) riders, whose financial objectives may have changed since the issuance of their policies. Under the program, policyholders are being offered a lump-sum payment – exceeding the account value – in return for surrendering their Variable Annuity policy with GMIB riders, subject to certain conditions. The program will reduce hedge costs for the remaining Variable Annuities

2Q 2021 Results - 4

The Hague – August 12, 2021

portfolio going forward and will reduce Transamerica’s economic exposure at a price that is more favorable than the price that Aegon believes would be possible to achieve in a transaction with a third party.

Aegon expects to expand the dynamic hedging program, covering the equity and interest rate risks of its US Variable Annuities block with guaranteed minimum withdrawal benefits (GMWB), to the entire Variable Annuities portfolio once the take-up rate of the lump-sum buy-out program becomes more clear. This expanded hedging program will include policies with guaranteed minimum death benefit riders (GMDB) and the remaining policies with GMIB riders, as of the start of the fourth quarter of 2021. This builds on the effective dynamic hedging program of the GMWB portfolio where the hedge effectiveness for the targeted risks was consistently above 95% over the last six quarters. Dynamic hedging stabilizes cash flows on an economic basis and reduces sensitivities to equity and interest rate risks. The operational preparations for the expansion of the dynamic hedge program were completed in the second quarter of 2021, and the existing macro hedges will be adjusted during the third quarter to smoothen the transition to dynamic hedging.

The combination of extending the dynamic hedge to the full portfolio of Variable Annuities together with the execution of the lump-sum buy-out program is expected to have up to 5%-points negative impact on the RBC ratio based on current market conditions. Dynamic hedging decreases available capital as a result of reflecting the hedge costs in the calculation of the reserves, which is largely offset by lower required capital as a result of holding higher reserves. On an ongoing basis, the expansion of the dynamic hedging program is expected to reduce operating capital generation by around USD 50 million per year. At the same time, Transamerica’s reduced exposure to equity and interest rate risks leads to more predictable capital generation over the lifetime of the variable annuity business, and increases the certainty of remittances. Expanding the Variable Annuity dynamic hedging program and executing the lump-sum buy-out program is expected to result in a USD 0.5 to 0.7 billion pre-tax, one-time loss to be reported in Other charges in the third quarter of 2021. This is mostly driven by a non-cash write-off of deferred acquisition costs.

After the full implementation of both programs in the second half of 2021, Aegon will consider further unilateral and bilateral actions to maximize the value of the variable annuity business. Aegon will also allocate internal resources to investigate its options regarding potential third-party solutions. Aegon will update the market on its progress in the first half of 2022.

The primary management action regarding Transamerica’s Long-Term Care block is a multi-year rate increase program that has a value of USD 300 million. In the second quarter of 2021, the company obtained regulatory approvals for additional rate increases worth USD 64 million, bringing the value of approvals achieved year-to-date to USD 176 million. Furthermore, claims experience developed favorably for the Long-Term Care business with an actual-to-expected ratio of 52% for the second quarter of 2021 as a result of elevated claims terminations due to the impact of the COVID-19 pandemic, and a one-time reserve release. Adjusted for this reserve release, the actual-to-expected claims ratio amounted to 81%.

The Netherlands

The dedicated team responsible for the Dutch Life business is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The main legal entity of the Dutch Life business – Aegon Levensverzekering N.V. – implemented a quarterly remittance policy in the fourth quarter of 2020, and again remitted EUR 25 million in the second quarter of 2021. Its Solvency II ratio increased from 149% to 172% during the second quarter of 2021, which is above the operating level of 150%. The increase includes benefits from management actions, model updates and favorable market movements.

2Q 2021 Results - 5

The Hague – August 12, 2021

Growth Markets and Asset Management

In its growth markets – Brazil, Spain & Portugal and China – Aegon will continue to invest in profitable growth.

To align the organization to its strategy, Aegon’s Brazilian joint venture Mongeral Aegon Group (MAG) will become part of Aegon International, and will be reported as part of this segment from 2022 onwards. As a result, Aegon International will include all three growth markets. This will sharpen the focus on growth, and offer the necessary support to these important markets.

The market consistent value of new business (MCVNB) from life products in Aegon’s growth markets increased by 6% to EUR 17 million, mainly driven by higher new life sales in Brazil and Spain & Portugal. New premium production for property & casualty and accident & health insurance increased by 167% compared with the second quarter of 2020 to EUR 28 million as a result of new products launched in Spain & Portugal. Sales through Aegon’s bancassurance partners are benefitting from the redesign of the digital sales channels to accelerate the digital transformation in insurance distribution. The redesign includes easier customer access to these sales channels by upgrading websites, enhanced data analytics to better understand customer behavior and needs, and the introduction of monthly online sales campaigns. These actions supported a doubling of sales through the digital channels to over 15% of total production in June.

Aegon Asset Management aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net deposits on the Global Platforms were EUR 2.1 billion in the second quarter of 2021, driven by significant net deposits in various investment strategies on the Fixed Income platform. This builds on Aegon’s track record of positive third-party net deposits. Annualized revenues gained for the Global Platforms amounted to EUR 4 million for the quarter and reflect strong net deposits. The operating margin of the Global Platforms increased by 2 percentage points compared with the second quarter of 2020 to 13.6% as a result of higher revenues from net deposits, favorable market movements and origination fees in Aegon’s Real Assets business associated with responsible investment mandates in Workforce housing and Affordable housing. Aegon Asset Management is transitioning to a global operating platform to improve efficiency and customer experience. This will also significantly reduce technical complexity by bringing several different solutions to a single enterprise solution. As an important first step in this process, all front office and risk teams now have access to a shared risk management module Aladdin provided by BlackRock.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

Aegon has taken the decision to combine its programs for purchasing corporate insurance – such as management liability risks – and centralize all retained risks into one existing US-based carrier to achieve cost and capital efficiencies. As part of this process, Aegon will wind down its Irish corporate insurance entity. Over time, this is expected to result in a release of EUR 40 million of capital invested in this entity.

On April 27, 2021, Transamerica closed the sale of its portfolio of fintech and insurtech companies to a fund managed and advised by Swiss-based private equity firm Montana Capital Partners. The transaction had a positive impact of EUR 40 million on Cash Capital at the Holding in the second quarter of 2021.

Strengthening the balance sheet

Aegon aims to continue strengthening its balance sheet, and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

2Q 2021 Results - 6

The Hague – August 12, 2021

At the Capital Markets Day on December 10, 2020, Aegon announced its plans to reduce its economic interest rate exposure in the United States by one third to one half in order to reduce its dependency on financial markets and improve its risk profile. At the end of the second quarter of 2021, Aegon had already executed over two thirds of this plan through management actions, primarily by lengthening the duration of its asset portfolio and extending its forward starting swap program.

Today, Aegon announced that it is exercising its right to redeem the USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. The redemption is in line with Aegon’s target to reduce leverage. The redemption of these grandfathered Tier 1 securities will be effective September 15, 2021, when the principal amount will be repaid together with any accrued and unpaid interest. After the redemption, Aegon will have reduced its gross financial leverage by approximately EUR 700 million since the third quarter of 2020 to EUR 5.9 billion. Aegon targets to reduce its gross financial leverage to between EUR 5.0 to 5.5 billion by 2023.

2Q 2021 Results - 7

The Hague – August 12, 2021

Financial highlights

Financial overview								unaudited
EUR millions	Notes	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Americas		282	133	112	163	73	445	262	70
The Netherlands		185	166	11	184	-	370	321	15
United Kingdom		44	37	19	39	12	84	81	3
International		34	33	1	28	20	62	82	(25)
Asset Management		71	33	115	75	(5)	146	71	106
Holding and other activities		(54)	(56)	4	(59)	8	(112)	(112)	(1)
Operating result	1	562	347	62	431	30	993	705	41
Fair value items		468	(698)	n.m.	3	n.m.	471	679	(31)
Realized gains / (losses) on investments		162	1	n.m.	31	n.m.	193	16	n.m.
Net impairments		15	(135)	n.m.	16	(6)	31	(194)	n.m.
Non-operating items		644	(832)	n.m.	50	n.m.	694	501	39
Other income / (charges)		(153)	(909)	83	1	n.m.	(152)	(1,071)	86
Result before tax		1,053	(1,394)	n.m.	482	117	1,536	135	n.m.
Income tax		(205)	326	n.m.	(96)	(114)	(301)	68	n.m.
Net result		849	(1,068)	n.m.	386	118	1,235	202	n.m.

Net result attributable to:
Owners of Aegon N.V.		842	(1,069)	n.m.	383	118	1,226	202	n.m.
Non-controlling interests		6	1	n.m.	3	103	9	1	n.m.

Operating result after tax		454	284	60	357	27	812	594	37

Return on equity	4	10.4%	6.1%	71	8.8%	19	9.7%	6.6%	46

Operating expenses		961	994	(3)	954	1	1,916	1,985	(3)
of which addressable expenses	8	706	782	(10)	691	2	1,398	1,571	(15)

Americas		7,930	10,082	(21)	11,013	(28)	18,943	22,485	(16)
The Netherlands		5,131	3,852	33	4,488	14	9,619	7,580	27
United Kingdom		5,207	4,301	21	4,061	28	9,268	7,295	27
International		4	76	(95)	11	(65)	15	163	(91)
Asset Management (Third-party and Strategic
Partnerships only)		36,931	32,337	5	39,778	(15)	76,709	65,043	13
Total gross deposits	9	55,204	50,649	3	59,351	(12)	114,554	102,566	9

Americas		(3,626)	(756)	n.m.	(3,609)	-	(7,234)	(2,270)	n.m.
The Netherlands		241	572	(58)	204	18	445	691	(36)
United Kingdom		1,783	2,271	(21)	686	160	2,469	2,054	20
International		(2)	44	n.m.	6	n.m.	4	82	(95)
Asset Management (Third-party and Strategic		2,915	(218)	n.m.	3,119	(7)	6,034	395	n.m.
Partnerships only)
Total net deposits / (outflows)	9	1,311	1,912	(31)	407	n.m.	1,718	952	80

Americas		114	97	18	98	17	212	185	15
The Netherlands		16	21	(24)	21	(24)	37	47	(22)
United Kingdom		7	7	7	8	(9)	15	19	(20)
International		35	50	(31)	54	(36)	89	131	(32)
New life sales (recurring plus 1/10 single)	2,9	172	175	(2)	181	(5)	353	383	(8)

New premium production accident & health insurance		29	47	(37)	55	(47)	84	121	(30)
New premium production property & casualty insurance		26	23	16	25	4	52	59	(12)

Market consistent value of new business		124	8	n.m.	153	(19)	276	107	n.m.

Note: For 2020 a reclass has been made between operating and non-operating results for the US and TLB related to US macro hedges, periodic intangibles unlocking and run off businesses.

2Q 2021 Results - 8

The Hague – August 12, 2021

Aegon N.V.			unaudited
Leverage
	2Q	2Q	1Q
	2021	2020	2021
Gross financial leverage (EUR millions)	6,070	6,611	6,080
Gross financial leverage ratio (%)	25.8%	28.4%	26.7%

Aegon N.V.			unaudited
Cash Capital at Holding
	2Q	2Q	1Q
EUR millions	2021	2020	2021
Beginning of period	1,191	1,379	1,149

Americas	176	407	17
The Netherlands	25	-	25
United Kingdom	-	-	49
International	34	4	24
Asset Management	40	-	-
Holding and other activities	-	25	-
Gross remittances	275	436	115

Funding and operating expenses	(100)	(107)	(41)
Free cash flow	175	330	75

Divestitures	40	-	21
Capital injections	(17)	(5)	(50)
Capital flows from / (to) shareholders	-	-	-
Net change in gross financial leverage	-	-	-
Other	(4)	2	(4)
End of period	1,386	1,706	1,191

Aegon N.V.				unaudited
Capital ratios
		2Q	2Q	1Q
EUR millions	Notes	2021	2020	2021

US RBC ratio		444%	407%	428%
NL Life Solvency II ratio		172%	174%	149%
Scottish Equitable plc (UK) Solvency II ratio		163%	145%	158%

Eligible Own Funds		19,436	17,463	18,810
Consolidated Group SCR		9,353	8,933	9,676
Aegon N.V. Solvency II ratio	10,11	208%	195%	194%

Eligible Own Funds to meet MCR		8,509	7,239	7,869
Minimum Capital Requirement (MCR)		2,286	2,262	2,274
Aegon N.V. MCR ratio		372%	320%	346%

2Q 2021 Results - 9

The Hague – August 12, 2021

Aegon N.V.
Capital generation					unaudited
	Q2	Q2		Q1
EUR millions	2021	2020	%	2021	%

Earnings on in-force*	362	77	n.m.	218	66
Release of required	175	294	(40)	239	(27)
New business strain	(161)	(217)	(26)	(234)	(31)
Operating capital generation*	376	155	143	223	69
One-time items*	606	507	20	107	n.m.
Market impacts	488	(1,911)	(126)	(358)	n.m.
Capital generation*	1,470	(1,249)	n.m.	(28)	n.m.
* Capital generation (earnings on in-force, operating capital generation and one-time items) for 2020 has been restated to smoothen the impact of UFR and Holding funding costs.
Aegon N.V.
Operating capital generation per segment					unaudited
	Q2	Q2		Q1
EUR millions	2021	2020	%	2021	%

Americas	225	55	n.m.	115	95
The Netherlands*	89	43	106	37	139
United Kingdom	57	30	92	44	29
International	39	62	(38)	42	(8)
Asset Management	25	38	(33)	49	(49)
Holding and other activities*	(59)	(73)	(19)	(66)	(10)

Operating capital generation*	376	155	143	223	69

*  Capital generation (earnings on in-force, operating capital generation and one-time items) for 2020 has been restated to smoothen the impact of UFR and Holding funding costs.

2Q 2021 Results - 10

The Hague – August 12, 2021

Operating result

Aegon’s operating result increased by 62% compared with the second quarter of 2020 to EUR 562 million with higher earnings across all segments. This was mainly driven by better claims experience in the Americas, expense savings, and increased fees due to higher equity markets. This more than offset the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusted for this reclassification and on a constant currency basis, Aegon’s operating result increased by 74% compared with the second quarter of 2020.

The operating result from the Americas more than doubled compared with the second quarter of 2020 to EUR 282 million, driven by better claims experience related to the COVID-19 pandemic. Unfavorable mortality claims experience improved from EUR 88 million in the second quarter of last year to EUR 27 million in this quarter. Favorable morbidity claims experience – including a one-time reserve release – contributed EUR 55 million in this quarter compared with EUR 48 million in the second quarter of 2020. The operating result also benefited from increased fees due to favorable equity market performance – especially in Variable Annuities, Retirement Plans, and Mutual Funds – as well as a higher investment margin in Life, and lower addressable expenses.

Aegon’s operating result in the Netherlands increased by 11% compared with the second quarter of 2020 to EUR 185 million. This was mainly driven by a higher investment margin in the Life business, growth in Mortgages, and the benefit of expense savings initiatives.

The operating result from the United Kingdom increased by 19% compared with the second quarter of 2020, or 15% on a constant currency basis to EUR 44 million. Higher fee revenues from the growth of the platform business and favorable equity markets, along with lower expenses, more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio. Lower expenses were in part driven by expense savings initiatives, as well as favorable timing with respect to incurring costs.

The operating result from International increased by EUR 1 million to EUR 34 million in the second quarter of 2021, as better results at TLB and in Spain & Portugal were only partly offset by the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, the operating result increased by 60% driven by improved claims experience, as well as business growth in Spain & Portugal.

The operating result from Aegon Asset Management more than doubled compared with the second quarter of 2020 to EUR 71 million. The increase was mostly driven by higher management fees and performance fees in Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The operating result from Global Platforms also increased, mainly because of higher revenues resulting from net deposits and favorable market movements.

The operating result from the Holding improved by EUR 2 million to a loss of EUR 54 million, mainly driven by funding expenses.

Non-operating items

The result from non-operating items amounted to EUR 644 million in the second quarter of 2021, mainly resulting from fair value items and realized gains on investments.

Fair value items

The gains from fair value items amounted to EUR 468 million in the second quarter of 2021. A positive result on fair value investments was largely driven by private equity and real estate revaluations in the Americas and the Netherlands. In addition, the macro hedge programs in the Americas delivered a gain because of the interest rate hedge paying off as interest rates declined.

2Q 2021 Results - 11

The Hague – August 12, 2021

Realized gains on investments

Realized gains on investments amounted to EUR 162 million, mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan.

Net recoveries

Net recoveries amounted to EUR 15 million, as recoveries on investments – including the unsecured loan portfolio in the Netherlands, and corporate credits and mortgage-backed securities in the Americas – more than offset gross impairments.

Other charges

Other charges amounted to EUR 153 million and were mainly the result of assumption updates for Variable Annuities surrender rates to reflect portfolio and industry experience. One-time investments related to the operational improvement plan, along with charges related to settlements of litigation in the Americas, were almost fully offset by the release of a technical provision in the Netherlands following a settlement related to a co-insurance contract.

Net result

The income tax expense amounted to EUR 205 million, while the profit before tax was EUR 1,053 million, resulting in a net result of EUR 849 million. The effective tax rate of 19% is below the nominal tax rate, which is mainly due to tax-exempt income and tax credits in the Americas. Moreover, there was a one-time tax benefit in the United Kingdom due to an increase in the corporate income tax rate from 19% to 25%, effective from April 2023, that was enacted in May 2021. This led to an increase in the value of deferred tax assets.

Expenses

Addressable expenses decreased by 10% compared with the second quarter of 2020, or 6% on a constant currency basis, to EUR 706 million. This was mainly driven by expense savings initiatives as part of the operational improvement plan. Furthermore, expenses benefited from lower travel, marketing, and sales activities due to the impact of the COVID-19 pandemic. Addressable expenses in both the second quarter of 2020 and 2021 exclude expenses related to Central & Eastern Europe following the announced divestment of the business.

Operating expenses decreased by 3% compared with the second quarter of 2020 to EUR 961 million. The decline in addressable expenses, lower IFRS 9 / 17 project costs, and favorable currency movements were partly offset by higher one-time investments, which included EUR 94 million related to the operational improvement plan in the second quarter of 2021.

Sales

Net deposits for the Group amounted to EUR 1.3 billion in the second quarter of 2021. This was mainly the result of EUR 2.9 billion third-party net deposits in Asset Management, from both the Global Platforms and AIFMC. Furthermore, the United Kingdom contributed EUR 1.8 billion net deposits driven by the platform business, and the Netherlands contributed EUR 0.2 billion as a result of continued demand for defined contribution products (PPI). These were partly offset by EUR 3.6 billion net outflows in the Americas, which were mainly attributable to outflows in the large market segment of Retirement Plans and Variable Annuities. The latter reflects Aegon’s decision to stop the sale of Variable Annuities with significant interest rate sensitive living benefit riders and increased surrenders in part of the book.

New life sales declined by 2% compared with the second quarter of 2020 to EUR 172 million. This was mainly driven by exclusion of new life sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, new life sales were up 16% compared with the second quarter of 2020. This was mostly driven by higher sales in the Americas, where Indexed Universal Life sales benefited from a 13% increase in licensed agents at World Financial Group, and a higher market share in this distribution channel. This was partly offset by lower sales in the Netherlands following the decision to classify the Dutch Life business as a Financial Asset and, over time close most products for new sales. In International, higher sales in Spain & Portugal from initiatives to grow the bancassurance channel more than offset lower sales in China.

2Q 2021 Results - 12

The Hague – August 12, 2021

New premium production for accident & health insurance decreased by 37% compared with the second quarter of 2020 to EUR 29 million due to lower sales in the Americas. This was mainly due to last year’s decision to exit the individual Medicare supplement segment, and the fact that last year’s second quarter included sales of three, larger contracts in Workplace Solutions that did not repeat this year.

New premium production for property & casualty increased by 16% compared with the second quarter of 2020 to EUR 26 million, as a result of higher sales in Spain & Portugal. This was partially offset by the exclusion of sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, property & casualty sales almost tripled.

Market consistent value of new business

Market consistent value of new business (MCVNB) increased from EUR 8 million in the second quarter of 2020 to EUR 124 million in the second quarter of 2021. This was mainly driven by an increase in MCVNB in the Americas resulting from higher volumes and margins in Indexed Universal Life, and a lower production of Variable Annuities following the decision to stop selling Variable Annuities with significant interest rate sensitive riders. In addition, MCVNB in the United Kingdom benefited from higher premium increments by existing customers, which led to higher volumes and margins.

Shareholders’ equity

Shareholders’ equity excluding revaluation reserves increased by EUR 0.8 billion during the second quarter of 2021, to EUR 17.5 billion – or EUR 8.38 per common share – on June 30, 2021, driven by retained earnings.

Gross financial leverage

Gross financial leverage remained stable at EUR 6.1 billion in the second quarter of 2021. The gross financial leverage ratio improved from 26.7% on March 31, 2021, to 25.8% on June 30, 2021, as a result of the increase in shareholders’ equity excluding revaluation reserves.

Today, Aegon announced that it is exercising its right to redeem the USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. The redemption is in line with Aegon’s target to reduce leverage. The redemption of these grandfathered Tier 1 securities will be effective September 15, 2021, when the principal amount will be repaid together with any accrued and unpaid interest. After the redemption, Aegon will have reduced its gross financial leverage by approximately EUR 700 million since the third quarter of 2020 to EUR 5.9 billion. Aegon targets to reduce its gross financial leverage to between EUR 5.0 to 5.5 billion by 2023.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,191 million to EUR 1,386 million during the second quarter of 2021, which is in the upper half of the operating range of EUR 0.5 billion to EUR 1.5 billion. Free cash flow to the Holding of EUR 175 million resulted from EUR 275 million gross remittances from the units and EUR 100 million holding funding and operating expenses. In addition, EUR 40 million proceeds were received by the Holding in the second quarter from the divestment of Transamerica’s portfolio of fintech and insurtech companies. These cash inflows were partly offset by EUR 17 million capital injections, mainly due to adverse claims experience in India, and EUR 4 million of other items.

In the third quarter of 2021, Aegon expects to inject approximately EUR 40 million in its joint venture in Brazil in light of adverse mortality experience attributable to COVID-19, and to strengthen the balance sheet to support its growth.

Capital ratios

Aegon’s Group Solvency II ratio increased from 194% to 208% during the second quarter of 2021, with the capital ratios of its three main units above their respective operating levels at the end of the quarter. Capital generation after holding expenses amounted to EUR 1,470 million for the second quarter of 2021. The benefit from market movements totaled EUR 488 million and was mainly driven by favorable equity market movements in the United States, and private equity and real estate revaluations in the United States and the Netherlands. One-time items amounted to EUR 606 million, mainly from management actions and model changes in the Netherlands, and a

2Q 2021 Results - 13

The Hague – August 12, 2021

forthcoming increase in the corporate income tax rate in the United Kingdom, which led to a reduction in required capital. Operating capital generation amounted to EUR 376 million, and reflects net favorable claims experience from morbidity and mortality in the United States, and strong new business margins in the United Kingdom.

The estimated RBC ratio in the United States increased from 428% on March 31, 2021, to 444% on June 30, 2021, and remained above the operating level of 400%. The RBC ratio was positively impacted by higher equity markets, and by private equity and real estate revaluations. Furthermore, management actions had a favorable impact, and included the sale of an alternative asset portfolio. This more than offset settlements of litigation related to monthly deduction rate adjustments on certain universal life policies. Assumption updates contributed positively, mostly because of an expense assumption update to reflect expected benefits from expense savings initiatives. This more than offset the impact from changing the surrender assumptions to reflect portfolio and industry experience. Strong operating capital generation, reflecting favorable experience from morbidity and expenses, contributed favorably and broadly offset dividend payments to the intermediate holding company.

The estimated Solvency II ratio of NL Life increased from 149% on March 31, 2021, to 172% on June 30, 2021, which is above the operating level of 150%. The increase includes benefits from management actions, model updates and favorable market movements. The main management action was a settlement related to a co-insurance contract. Model updates relate to refinements and were mostly driven by more granular asset and expense modeling. Furthermore, market movements had a favorable impact, mainly driven by positive real estate revaluations following a strong Dutch housing market and flattening of the interest rate curve at the longer end. The latter impact reflects the fact that Aegon hedges on an economic basis. Operating capital generation had a positive impact, which more than offset the EUR 25 million dividend payment to Group in the second quarter.

The estimated Solvency II ratio for Scottish Equitable Plc increased from 158% on March 31, 2021 to 163% on June 30, 2021, and remained above the operating level of 150%. The increase was primarily driven by a forthcoming increase in the corporate income tax rate, which led to a reduction in required capital. In addition, operating capital generation had a positive impact.

2021 interim dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. Aegon targets a dividend per common share of around EUR 0.25 over 2023. At its Capital Markets Day, Aegon guided for muted near-term dividend growth. Since then, Aegon has made steady progress on its strategic priorities and financial targets. As a result, Aegon announces today an interim dividend for 2021 of EUR 0.08 per common share, which represents an increase of EUR 0.02 compared with the interim dividend for 2020.

The interim dividend will be paid in cash or in stock at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash. Aegon intends to neutralize the dilutive effect of the 2021 interim dividend to be paid in shares in the fourth quarter of this year.

Aegon’s shares will be quoted ex-dividend on August 20, 2021. The record date is August 23, 2021. The election period for shareholders will run from August 25 up to and including September 10, 2021. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 6 through September 10, 2021. The stock dividend ratio will be announced on Aegon’s website on September 10, 2021 after business hours. The dividend will be payable as of September 17, 2021.

2Q 2021 Results - 14

The Hague – August 12, 2021

Americas

Americas								unaudited
USD millions	Notes	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Individual Solutions		272	73	n.m.	130	109	402	180	123
Workplace Solutions		69	71	(3)	64	7	133	103	30
Brazil		(1)	2	n.m.	2	n.m.	1	5	(89)
Operating result		340	146	133	196	73	536	288	86
Fair value items		458	(114)	n.m.	(63)	n.m.	395	(831)	n.m.
Realized gains / (losses) on investments		180	(6)	n.m.	26	n.m.	206	5	n.m.
Net impairments		13	(95)	n.m.	7	100	20	(131)	n.m.
Non-operating items		651	(216)	n.m.	(30)	n.m.	621	(957)	n.m.
Other income / (charges)		(255)	(913)	72	(8)	n.m.	(263)	(1,034)	75
Result before tax		736	(983)	n.m.	158	n.m.	894	(1,702)	n.m.
Income tax		(125)	242	n.m.	(9)	n.m.	(134)	419	n.m.
Net result		611	(741)	n.m.	149	n.m.	760	(1,284)	n.m.

Operating expenses		458	460	-	427	7	884	939	(6)
of which addressable expenses		371	408	(9)	358	3	729	828	(12)

Individual Solutions		2,558	3,222	(21)	3,293	(22)	5,851	6,450	(9)
Workplace Solutions		6,964	7,864	(11)	9,951	(30)	16,915	18,237	(7)
Brazil		42	11	n.m.	22	86	64	84	(24)
Total gross deposits	9	9,564	11,097	(14)	13,266	(28)	22,830	24,771	(8)

Individual Solutions		(1,800)	(81)	n.m.	(1,193)	(51)	(2,993)	(1,700)	(76)
Workplace Solutions		(2,585)	(706)	n.m.	(3,135)	18	(5,720)	(794)	n.m.
Brazil		13	(45)	n.m.	(18)	n.m.	(6)	(7)	22
Total net deposits / (outflows)	9	(4,372)	(832)	n.m.	(4,347)	(1)	(8,719)	(2,501)	n.m.
Individual Solutions		95	76	24	83	14	178	142	25
Workplace Solutions		15	15	2	18	(18)	33	33	2
Brazil		28	16	81	16	73	45	29	51
New life sales (recurring plus 1/10 single)	9	138	107	29	118	17	256	204	25

New premium production accident & health insurance		25	44	(44)	50	(50)	74	104	(28)

2Q 2021 Results - 15

The Hague – August 12, 2021

Operating result

The operating result from the Americas increased by USD 194 million – compared with the second quarter of 2020 – to USD 340 million, driven by better claims experience related to the COVID-19 pandemic. Unfavorable mortality claims experience improved from USD 97 million in the second quarter of last year to USD 33 million in this quarter. Favorable morbidity claims experience including a one-time reserve release contributed USD 66 million in this quarter compared with USD 53 million in the second quarter of 2020. The operating result also benefited from favorable equity market performance – especially in Variable Annuities, Retirement Plans, and Mutual Funds – as well as a higher investment margin in Life, and lower addressable expenses.

•

In Individual Solutions, the operating result increased from USD 73 million in the second quarter of 2020 to USD 272 million in the second quarter 2021. This was supported by favorable morbidity claims experience in Accident & Health of USD 65 million, an increase of USD 36 million compared with the second quarter of 2020 driven by a one-time reserve release. The remaining morbidity claims experience is mostly related to the closed block of Long-Term Care insurance, which had higher claims terminations due to higher mortality, similar to the same quarter the year prior. Furthermore, fee revenue in Variable Annuities and Mutual Funds benefited from higher equity markets, which was partly offset by net outflows in Variable Annuities. The investment margin in Individual Life increased as a result of lower interest paid on claims and higher asset balances, which countered lower reinvestment yields in a low interest rate environment. In addition, the Individual Solutions’ result increased due to lower employee expenses and higher revenue from World Financial Group. The Individual Solutions result included adverse Life mortality experience of USD 27 million in the second quarter of 2021, an improvement compared with the USD 89 million of adverse experience in the second quarter of 2020. The adverse mortality experience was largely attributable to COVID-19 as the cause of death.

•

In Workplace Solutions, the operating result decreased by 3% compared with the same period last year to USD 69 million. The result from Retirement Plans increased by USD 19 million resulting from lower addressable expenses, higher investment income from transfering customer assets to higher yielding general account products, and higher fee revenue, as higher equity markets more than offset outflows and margin pressure. The Accident & Health result declined, as the second quarter of last year benefitted from favorable morbidity claims experience of USD 23 million, driven by fewer doctor visits and outpatient procedures related to the pandemic in Medicare Supplement. This quarter’s morbidity claims experience was close to expectations. The Life and Stable Value Solutions lines of business generated broadly stable results in the second quarter of 2021 compared with last year’s second quarter.

•

The operating result from Brazil decreased by USD 3 million to a loss of USD 1 million in the second quarter 2021. This was mainly due to increased claims resulting from the COVID-19 pandemic and unfavorable currency movements. These were partly offset by increased operating margins driven by growth.

Net result

The net result in the Americas increased from a loss of USD 741 million in the second quarter of 2020 to a profit of USD 611 million in the second quarter of 2021. The increase was driven by improvements in the result from non-operating items, lower Other charges, as well as a higher operating result.

Non-operating items resulted in a gain of USD 651 million compared with a USD 216 million loss in the second quarter of 2020. Fair value items resulted in a gain of USD 458 million in the second quarter of 2021 mainly from three drivers. First, fair value investments resulted in gains of USD 271 million largely from private equity and real estate valuation updates and portfolio outperformance. Secondly, the macro hedge programs delivered a gain of USD 142 million mainly as a result of the interest rate hedge paying off as interest rates declined. Thirdly, fair value hedges with accounting match – which includes the hedges of the Variable Annuities GMWB portfolio – gained USD 74 million largely from unhedged risks and outperformance of underlying funds, while the dynamic hedge program was 99% effective.

Realized gains on investments amounted to USD 180 million. This was mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan. Gains from prepayment fees on mortgage loans and normal trading activity in a low interest rate environment added to realized gains.

2Q 2021 Results - 16

The Hague – August 12, 2021

Gross impairments of USD 4 million were more than offset by recoveries of corporate credits and mortgage-backed securities following successful restructuring processes, resulting in net recoveries of USD 13 million.

Other charges of USD 255 million were largely driven by USD 55 million of restructuring expenses and one-time investments related to the operational improvement plan, from USD 68 million charges in respect of settlements of litigation related to monthly deduction rate adjustments on certain Universal Life policies, and from USD 152 million charges from actuarial assumption updates. The latter were mainly driven by more conservative assumptions for Variable Annuities surrender rates to reflect portfolio and industry experience.

Income taxes in the first quarter of 2021 amounted to USD 125 million, leading to a 17% effective tax rate and a net result of USD 611 million. The effective tax rate is below the statutory rate of 21% due to tax exempt income and tax credits.

Expenses

Addressable expenses decreased by 9% to USD 371 million in the second quarter of 2021 compared with the same quarter last year. This decrease was mainly driven by tighter expense management as a result of expense savings initiatives. Expenses for travel, marketing, and sales activities remained lower, which was in part due to the restriction of activities in the COVID-19 pandemic environment.

Operating expenses remained flat at USD 458 million, as the decrease in addressable expenses was largely offset by restructuring expenses and one-time investments of USD 55 million related to the operational improvement plan, compared with USD 20 million of restructuring charges in the second quarter of 2020.

Sales

New life sales were entirely generated in Strategic Asset and growth businesses. New life sales increased by 29% to USD 138 million from USD 107 million in the second quarter of 2020. The Individual Solutions business generated new life sales of USD 95 million for the second quarter of 2021, a 24% increase compared with the same period last year, mainly driven by Indexed Universal Life. Individual Solutions further increased its market-share at World Financial Group (WFG) and benefited from 13% growth of WFG’s licensed agent salesforce. The growth in market share is supported by a new funeral planning benefit for policyholders. Furthermore, new life sales increased in Workplace Solutions by 2% to USD 15 million and in Brazil by 81% to USD 28 million driven by strong demand for life insurance linked to loans distributed through the bancassurance distribution channel.

New premium production for accident & health insurance decreased by 44% to USD 25 million, almost exclusively generated from Workplace Solutions. Last year’s quarter included sales of three larger contracts in Workplace Solutions that did not repeat this year. In addition, Individual Solutions’ sale dropped to USD 1 million mainly due to last year’s decision to exit individual Medicare supplement.

Total net outflows increased to USD 4.4 billion in the second quarter of 2021 compared with USD 0.8 billion in the second quarter of last year. This was split between USD 2.6 billion net outflows in Workplace Solutions and USD 1.8 billion outflows in Individual Solutions. In Mutual Funds and the Middle-Market segment of Retirement Plans – businesses that Aegon strategically focuses on for growth – net deposits were USD 0.5 billion in the second quarter 2021.

The increased outflows in Workplace Solutions were largely attributable to USD 3.2 billion outflows in the low-margin Large-Market segment of Retirement Plans in the second quarter of 2021. This was partly offset by net inflows of USD 0.3 million in the higher margin Middle-Market segment of Retirement Plans – where Transamerica aims to compete as a top-5 player – which was on the same level as in the second quarter of 2020. In addition, consolidation and customer retention efforts have led to net deposits in Individual Retirement Accounts (IRAs) of USD 0.4 billion.

Net outflows in Individual Solutions went from USD 0.1 billion in the second quarter of 2020 to USD 1.8 billion in the same period of this year. Net outflows were mainly driven by Variable Annuities following the decision to stop the sale of Variable Annuities with significant interest rate sensitive living benefit riders. This has resulted in gross deposits for

2Q 2021 Results - 17

The Hague – August 12, 2021

Variable Annuities declining by 50% compared with the second quarter of 2020 to USD 0.3 billion in this quarter. Deposits were largely from products without significant interest rate sensitive riders. In addition, increased surrenders in part of the book added to the outflows. These were partly offset by the fifth consecutive quarter of positive net deposits in Mutual Funds, albeit at a lower level than in the second quarter of last year.

Market consistent value of new business

Market consistent value of new business increased from a loss of USD 5 million in the second quarter 2020 to a gain of USD 105 million in the second quarter of 2021, driven by the focus of new business on Strategic Assets and resulting in an improvement from Individual Solutions of USD 103 million and from Workplace Solutions of USD 6 million. Improved value of new business in Individual Solutions was mainly due to the decision to stop selling Variable Annuities with significant interest rate sensitive riders with negative new business margins. Additionally, new business value increased due to higher volumes, lower underwriting expenses, and a favorable product mix in Indexed Universal Life. Value of new business in Workplace Solutions improved, mainly from increased volumes and a favorable product mix in Retirement Plans.

2Q 2021 Results - 18

The Hague – August 12, 2021

The Netherlands

The Netherlands								unaudited
EUR millions	Notes	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Life		130	110	18	124	5	254	213	19
Mortgages		18	14	35	16	14	34	23	48
Bank		26	28	(5)	29	(12)	56	61	(10)
Workplace Solutions		11	15	(28)	15	(29)	26	22	17
Operating result		185	166	11	184	-	370	321	15
Fair value items		110	(552)	n.m.	71	55	180	1,380	(87)
Realized gains / (losses) on investments		8	(1)	n.m.	9	(9)	16	2	n.m.
Net impairments		9	(45)	n.m.	3	n.m.	12	(66)	n.m.
Non-operating items		126	(598)	n.m.	82	54	208	1,316	(84)
Other income / (charges)		93	(36)	n.m.	33	184	126	(48)	n.m.
Result before tax		404	(468)	n.m.	299	35	704	1,589	(56)
Income tax		(101)	110	n.m.	(71)	(42)	(172)	(315)	45
Net result		303	(358)	n.m.	228	33	532	1,274	(58)

Operating expenses		179	211	(15)	199	(10)	378	381	(1)
of which addressable expenses		152	168	(10)	152	-	303	320	(5)

Bank		4,894	3,667	33	4,275	14	9,169	7,205	27
Workplace Solutions		237	184	29	213	11	451	375	20
Total gross deposits	9	5,131	3,852	33	4,488	14	9,619	7,580	27

Bank		43	407	(89)	31	37	74	374	(80)
Workplace Solutions		198	165	20	173	15	371	317	17
Total net deposits / (outflows)	9	241	572	(58)	204	18	445	691	(36)

Mortgage origination		2,897	3,044	(5)	3,031	(4)	5,928	5,584	6

New life sales (recurring plus 1/10 single)		16	21	(24)	21	(24)	37	47	(22)
New premium production accident & health insurance		2	1	13	5	(69)	7	14	(52)
New premium production property & casualty insurance		5	3	65	5	(1)	10	7	53

2Q 2021 Results - 19

The Hague – August 12, 2021

Operating result

Aegon’s operating result in the Netherlands increased by 11% compared with the second quarter of 2020 to EUR 185 million. This was mainly driven by a higher investment margin in the Life business, growth in Mortgages, and the benefit of expense savings initiatives.

•

The operating result from Life increased by 18% to EUR 130 million in the second quarter of 2021. This was mainly driven by a higher investment margin, reflecting an increased allocation to corporate bonds and lower interest credited. In addition, expense savings initiatives led to a decrease in expenses.

•

The operating result from Mortgages increased by 35% to EUR 18 million driven by higher fees resulting from business growth. Mortgages under administration increased by 10% compared with the end of the second quarter of 2020 to EUR 58 billion. Furthermore, expense saving initiatives and revenues from customer pre-payment penalties contributed favorably.

•

The Bank operating result decreased by 5% to EUR 26 million, mainly driven by lower interest income from a declining unsecured loan portfolio and lower interest rates. This more than offset the positive impact from expense savings initiatives and higher fee income from growth in the number of fee-paying customers.

•

The operating result from Workplace Solutions decreased by EUR 4 million to EUR 11 million in the second quarter of 2021. This was driven by the non-life business, and was due to a one-time reserve release for sick leave insurance in the comparable period last year. This more than offset improved performance from the new-style defined contribution business (PPI) driven by increased fees. Expense savings initiatives contributed positively as well.

Net result

The net result amounted to a profit of EUR 303 million, mainly reflecting the operating result, and favorable non-operating items and Other income.

Non-operating items in the Netherlands amounted to a gain of EUR 126 million. This reflected a positive result on fair value investments, as a strong housing market in the Netherlands led to positive real estate revaluations.

Other income amounted to EUR 93 million and was driven by the release of a technical provision following a settlement related to a co-insurance contract. This was partly offset by one-time investments related to the operational improvement plan, as well as expenses to ensure compliance with anti-money laundering regulation.

Income tax amounted to EUR 101 million, while the profit before tax was EUR 404 million, resulting in an effective tax rate of 25%.

Expenses

Addressable expenses in the second quarter of 2021 decreased by EUR 16 million compared with the same period last year to EUR 152 million. This was driven by expense savings initiatives, which led to lower employee expenses, lower IT costs and lower costs of outsourced services. In addition, there was a benefit from lower pension cost for own employees driven by lower interest rates. These more than offset the impact of a change in the accounting treatment of mortgage administration expenses.

Operating expenses decreased by 15% to EUR 179 million. This was driven by the decrease in addressable expenses, as well as lower one-time investments. One-time investments related to the operational improvement plan amounted to EUR 17 million in the second quarter of 2021.

Sales

Workplace Solutions net deposits increased by 20% to EUR 198 million in the second quarter of 2021 driven by continued demand for defined contribution pension products (PPI).

Bank net deposits amounted to EUR 43 million, as growth in the number of Knab customers was largely offset by gross outflows from Aegon’s decision to stop offering savings products to customers of its original savings bank.

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Mortgage production in the Netherlands decreased by 5% to EUR 2.9 billion in the second quarter of 2021, of which EUR 1.7 billion was related to fee-based mortgages.

New premium production for accident & health insurance was broadly stable and amounted to EUR 2 million. New premium production for property & casualty insurance increased by 33% to EUR 5 million, driven by better commercial momentum in all product lines except travel insurance.

New life sales decreased by 22% to EUR 16 million, as expected following the decision to classify the Dutch Life business as a Financial Asset and to close most products for new sales. The remaining sales were mostly direct annuities, which remains a core product.

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United Kingdom

United Kingdom								unaudited
GBP millions	Notes	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Operating result		38	33	16	34	10	73	71	2
Fair value items		(15)	(47)	68	(42)	64	(58)	78	n.m.
Realized gains / (losses) on investments		-	-	n.m.	-	n.m.	-	-	(98)
Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.
Non-operating items		(15)	(47)	68	(42)	64	(58)	78	n.m.
Other income / (charges)	5	8	7	17	(2)	n.m.	6	(47)	n.m.
Result before tax		31	(8)	n.m.	(10)	n.m.	21	102	(80)
Income tax		10	2	n.m.	-	n.m.	10	(2)	n.m.
Net result		41	(6)	n.m.	(10)	n.m.	31	100	(69)

Operating expenses		92	100	(8)	99	(7)	191	206	(7)
of which addressable expenses		81	85	(5)	84	(5)	165	170	(3)

Total gross deposits*	9	4,495	3,796	18	3,548	27	8,043	6,374	26

Retail		(78)	(103)	24	(42)	(85)	(119)	(365)	67
Workplace		1,060	587	81	295	n.m.	1,355	997	36
Institutional		879	1,516	(42)	583	51	1,462	1,408	4
Traditional products		(318)	(19)	n.m.	(238)	(34)	(556)	(246)	(126)
Total net deposits / (outflows)	9	1,543	1,981	(22)	599	158	2,143	1,795	19

New life sales (recurring plus 1/10 single)	6,9	6	6	2	7	(10)	13	17	(21)

* Institutional deposits are included on a net basis.

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The Hague – August 12, 2021

Operating result

The operating result from the United Kingdom increased by 16% compared with the second quarter of 2020 to GBP 38 million. Higher fee revenues from the growth of the platform business and favorable equity markets, along with lower expenses, more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio. Lower expenses were in part driven by expense savings initiatives, as well as favorable timing with respect to incurring costs.

Net result

Aegon UK reported a net income of GBP 41 million in the second quarter of 2021. This was driven by the operating result and a positive one-time tax impact.

Non-operating items of GBP 15 million were driven by fair value losses. These reflect hedges to protect the solvency position, and were mainly driven by higher equity markets.

Other income amounted to GBP 8 million and was driven by GBP 18 million of income related to policyholder taxes, which were fully offset by higher income tax charges. This was partly offset by GBP 9 million of one-time investments related to the operational improvement plan.

Income tax was a benefit of GBP 10 million. This was mainly because of a one-time tax benefit of GBP 28 million due to an increase in the corporate income tax rate from 19% to 25%, effective from April 2023, that was enacted in May 2021. This led to an increase in the value of deferred tax assets. There was a partial offset due to the previously mentioned policyholder tax charge of GBP 18 million.

Expenses

In the second quarter of 2021, addressable expenses decreased by 5% compared with the same period last year to GBP 81 million. This was driven by expense initiatives, mainly through lower software expenses, and the favorable timing of some expenses.

Operating expenses decreased by 8% to GBP 92 million. This was driven by the lower addressable expenses and by lower one-time investments. One-time investments related to the operational improvement plan amounted to GBP 9 million in the second quarter of 2021.

Sales

Net deposits amounted to GBP 1.5 billion, compared with GBP 2.0 billion in the second quarter of 2020.

Net deposits in Workplace amounted to GBP 1.1 billion, which is almost double the amount of net deposits compared with the second quarter of last year. This was mainly driven by a large scheme win in the Master Trust space.

For Retail, net deposits were in line with the comparable period last year, and amounted to GBP 78 million of net outflows. Both inflows and outflows increased following more customer activity due to an improved COVID-19 environment.

Net deposits for the Institutional business amounted to GBP 879 million in the second quarter of 2021, which is an decrease compared with the GBP 1.5 billion in the same period last year. The institutional business is low-margin and deposits can be lumpy.

For Traditional products, net outflows amounted to GBP 318 million, which was in line with expectations as a result of the gradual run-off of this book.

New life sales amounted to GBP 6 million, which was comparable with the same period last year.

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Market consistent value of new business

MCVNB for the second quarter of 2021 amounted to GBP 18 million, which is an increase of GBP 16 million compared with the second quarter of 2020. The increase was driven by higher premium increments by existing customers, which led to higher volumes and margins. This was partially offset by lower volumes and margins on Individual Protection due to competitive markets and the ongoing impact of the pandemic.

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The Hague – August 12, 2021

International

International								unaudited

EUR millions	Notes	2Q 2021	2Q 2020%		1Q 2021%		YTD 2021	YTD 2020%

Spain & Portugal		16	11	36	15	5	30	24	27
China		4	4	4	6	(26)	10	9	21
TLB		23	14	61	14	58	37	32	15
Others		(9)	3	n.m.	(7)	(27)	(16)	17	n.m.
Operating result *		34	33	1	28	20	62	82	(25)
Fair value items		(2)	(2)	(35)	-	n.m.	(2)	(8)	68
Realized gains / (losses) on investments		3	8	(66)	-	n.m.	3	8	(65)
Net impairments		-	(3)	n.m.	-	(31)	-	(5)	n.m.
Non-operating items		1	3	(72)	-	n.m.	1	(5)	n.m.
Other income / (charges) *		14	(28)	n.m.	15	(5)	29	25	17
Result before tax		49	9	n.m.	43	14	91	102	(10)
Income tax		(11)	(2)	n.m.	(7)	(58)	(18)	(11)	(71)
Net result		38	6	n.m.	36	6	73	91	(20)

Operating expenses		95	96	(2)	102	(7)	196	198	(1)
of which addressable expenses		30	30	(1)	27	8	57	63	(10)
Addressable expenses in constant currency		30	29	3	27	8	57	61	(5)

Spain & Portugal		4	3	32	4	8	7	7	4
China		-	-	28	8	(99)	8	8	(7)
Others		-	73	n.m.	-	n.m.	-	148	n.m.
Total gross deposits *	9	4	76	(95)	11	(65)	15	163	(91)

Spain & Portugal		-	1	(87)	-	n.m.	-	2	n.m.
China		(2)	(1)	(199)	7	n.m.	5	6	(24)
Others		-	43	n.m.	-	n.m.	-	74	n.m.
Total net deposits / (outflows) *	9	(2)	44	n.m.	6	n.m.	4	82	(95)

Spain & Portugal		13	8	53	12	7	24	21	14
China		17	19	(13)	39	(58)	56	63	(12)
TLB		5	3	69	2	130	6	5	18
Others		1	20	(96)	1	(27)	2	41	(95)
New life sales (recurring plus 1/10 single) *	9	35	50	(31)	54	(36)	89	131	(32)

New premium production accident & health insurance		7	5	46	9	(17)	16	12	31
New premium production property & casualty insurance		21	20	8	20	5	42	53	(21)

*  Following the announcement to sell Aegon’s operations in CEE, results from these businesses previously reported in operating results are prospectively (from January 1, 2021) recorded within Other income / (charges). Sales metrics no longer include the performance of operations in CEE.

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Operating result

The operating result from International increased by 1% to EUR 34 million in the second quarter of 2021, as better results at TLB and in Spain & Portugal were only partly offset by the reclassification of the result of Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, the operating result increased by 60% driven by favorable claims experience across the region, as well as business growth in Spain & Portugal.

•

The operating result from Spain & Portugal was EUR 16 million, 36% higher than the second quarter of 2020. This was the result of a growing portfolio and improved claims experience, partly offset by higher expenses, which was largely due to business growth and operational improvement projects.

•	China’s operating result rose by 4% to EUR 4 million, reflecting a growing portfolio.
•

TLB, the high-net-worth business, recorded an operating result of EUR 23 million, an increase of 61% compared with the prior year period. The increase was driven by favorable claims experience and an improved investment margin, reflecting a lower crediting rate. In addition, expense savings initiatives led to a decrease in expenses.

•

For the Other segment, the operating result declined by EUR 12 million to a loss of EUR 9 million. This was largely due to the reclassification of the result of Central & Eastern Europe from operating result to Other income. Furthermore, the operating result of India declined by EUR 2 million, mainly due to elevated mortality claims related to the COVID-19 pandemic. This was partly offset by better claims experience at Aegon Insights, reduced regional overhead, and cost savings at the online insurance broker.

Net result

The result before tax increased by EUR 40 million to EUR 49 million in the second quarter of 2021, reflecting improved Other income. Other income was EUR 14 million and consisted predominantly of the result from Central & Eastern Europe, partly offset by a one-time charge in India. The comparable period in 2020 contained a charge resulting from the lowering of the long-term interest rate assumption at TLB. The income tax expense amounted to EUR 11 million, while the profit before tax was EUR 49 million, resulting in an effective tax rate of 23% and a net result of EUR 38 million.

Expenses

Addressable expenses increased by 3% on a constant currency basis compared with the second quarter of 2020 to EUR 30 million, as the benefit from expense savings initiatives across the region was more than offset by increased expenses in Spain, including from business growth.

Operating expenses were EUR 95 million in the second quarter of 2021, an increase of 2% on a constant currency basis compared with the second quarter of last year. This reflects higher addressable expenses and higher expenses in Central & Eastern Europe, reflecting sales and portfolio growth.

Sales

New life sales declined by 31% compared with the second quarter of 2020 to EUR 35 million, as last year’s second quarter still included the new life sales of Central & Eastern Europe. Adjusting for this impact and on a constant currency basis, new life sales increased by 14%.

•

New life sales in Spain & Portugal increased by 53%, mainly due to sales growth in the bancassurance channel. This was driven by the redesign of the digital channel, online sales campaigns and the optimization of the agents’ commission structure; while last year’s sales were impacted by a strict lockdown due to the COVID-19 pandemic.

•	China recorded a decrease of 13% in new life sales, reflecting lower critical illness production after mandatory industry-wide repricing.
•	For TLB, new life sales increased by 69% following higher sales of Universal Life policies and the launch of Indexed Universal Life products.
•

In the Other segment, sales decreased by 96%, reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business. The strategic decision to close the traditional distribution channels in India also contributed to the decrease.

New premium production for accident & health insurance amounted to EUR 7 million, an increase of 46% compared with the second quarter of 2020. This was mainly driven by Spain & Portugal following the launch of new products.

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Property & casualty sales of EUR 21 million increased by 8% because of higher sales in Spain & Portugal, driven by the introduction of a new household insurance product. This was partially offset by the exclusion of sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, property & casualty sales more than tripled.

Net deposits amounted to an outflow of EUR 2 million, while last year net deposits were EUR 44 million. This decline was almost entirely caused by the exclusion of net deposits from Central & Eastern Europe.

Market consistent value of new business

The market consistent value of new business (MCVNB) in International increased by 24%, compared with the same period last year to EUR 15 million in the second quarter of 2021. Adjusting for the exclusion of Central & Eastern Europe following the announced divestment of the business, the MCVNB increased fourfold on a constant currency basis. This was driven by higher sales, a more favorable business mix and improved expense coverage in Spain & Portugal, while TLB benefitted from the introduction of indexed universal life products and higher interest rates. These increases were partly offset by a decline in China, mainly caused by lower critical illness sales.

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Asset Management

Asset Management								unaudited

EUR millions	Notes	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Global Platforms		15	11	28	13	13	28	20	37
Strategic Partnerships		56	22	161	62	(9)	118	51	134
Operating result		71	33	115	75	(5)	146	71	106
Fair value items		1	8	(83)	(2)	n.m.	(1)	(7)	85
Realized gains / (losses) on investments		-	-	(71)	2	(98)	2	1	n.m.
Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.
Non-operating items		1	8	(83)	(1)	n.m.	-	(6)	n.m.
Other income / (charges)		(4)	-	n.m.	(2)	(117)	(6)	-	n.m.
Result before tax		68	41	68	72	(5)	141	64	121
Income tax		(23)	(11)	(111)	(21)	(10)	(44)	(18)	(141)
Net result		46	30	53	52	(12)	97	46	113

Management fees		146	125	18	146	1	292	250	18
Performance fees		39	11	n.m.	46	(15)	85	25	n.m.
Other		20	14	33	20	(4)	40	31	25
Total revenue *		205	151	n.m.	212	194	417	305	37

Global Platforms		108	102	6	102	6	210	205	3
Strategic Partnerships		98	49	100	110	(11)	208	101	106
Total revenue *		205	151	36	212	(3)	417	305	37

Operating Expenses		137	117	17	137	-	274	232	18
of which addressable expenses		92	87	6	87	6	180	179	(1)
Addressable expenses in constant currency		92	84	9	87	6	180	172	5
Operating Margin - Global Platforms		13.6%	11.7%		12.8%		13.1%	10.2%

General Account		3,674	4,943	(26)	4,738	(22)	8,412	13,602	(38)
Affiliate		2,134	2,001	7	2,160	(1)	4,294	4,659	(8)
Third-Party		7,611	4,594	66	6,920	10	14,531	9,657	50
Global Platforms		13,420	11,538	16	13,818	(3)	27,237	27,917	(2)
Strategic Partnerships		29,320	27,743	6	32,858	(11)	62,178	55,386	12
Gross deposits		42,740	39,281	9	46,675	(8)	89,415	83,303	7

General Account		167	2,552	(93)	(2,942)	n.m.	(2,775)	8,591	n.m.
Affiliate		(756)	396	n.m.	(769)	2	(1,525)	(670)	(128)
Third-Party		2,100	(454)	n.m.	138	n.m.	2,239	(2,125)	n.m.
Global Platforms		1,512	2,494	(39)	(3,572)	n.m.	(2,061)	5,797	n.m.
Strategic Partnerships		815	236	n.m.	2,981	(73)	3,795	2,520	51
Net deposits		2,326	2,730	(15)	(592)	n.m.	1,735	8,316	(79)

* Net fees and commissions.

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Operating result

The operating result from Aegon Asset Management more than doubled compared with the second quarter of 2020 to EUR 71 million in the second quarter of 2021. The increase was mostly driven by higher management fees and performance fees in Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The operating result from Global Platforms also increased, mainly because of higher revenues resulting from net deposits and favorable market movements.

•

The operating result from Strategic Partnerships more than doubled compared with the second quarter of 2020 to EUR 56 million, mainly driven by AIFMC. Management fees for AIFMC increased by 88% compared with the same period last year, driven by higher asset balances as a result of net deposits, including from new fund launches, and favorable equity markets. Performance fees for AIFMC more than doubled and amounted to EUR 29 million net of performance-based compensation in the second quarter of 2021. This was largely driven by performance fees related to separate account mandates.

•

The operating result from Global Platforms increased by 28% compared with the same period last year to EUR 15 million. This was mainly the result of higher management fees from third-party net deposits within the Fixed Income platform during the last 12 months. Other revenues increased by EUR 4 million to EUR 16 million compared to the same period last year, due to origination fees on the Real Assets platform. Higher revenues were partly offset by increased expenses.

Net results

The result before tax from Asset Management increased by 68% compared with the same period last year to EUR 68 million in the second quarter of 2021. This was driven by a higher operating result and partly offset by one-time investments related to the operational improvement plan. The income tax expense amounted to EUR 23 million, resulting in a net result of EUR 46 million and an effective tax rate of 32%.

Revenues

Total revenues increased by 36% compared with the same period last year to EUR 205 million in the second quarter of 2021. This was mostly driven by an increase in management fees and performance fees in AIFMC. Management fees increased from EUR 125 million to EUR 148 million, mainly driven by AIFMC. Performance fees increased from EUR 11 million to EUR 39 million as a result of strong investment performance of the separate account mandates at AIFMC. Other revenues increased by EUR 5 million to EUR 19 million largely driven by origination fees within Global Platforms.

Expenses

Addressable expenses – related to Global Platforms – increased by EUR 6 million to EUR 92 million in the second quarter of 2021. These were mainly driven by one-time expenses, as well as higher expenses for outsourced services. This was partly offset by lower administration expenses as a result of performance improvement initiatives.

Operating expenses increased by 17% to EUR 137 million mostly driven by AIFMC from higher performance-based compensation and business growth. One-time investments related to the operational improvement plan for Global Platforms amounted to EUR 4 million.

Sales

Third-party net deposits were up by EUR 3.1 billion to EUR 2.9 billion in the second quarter of 2021, split between EUR 2.1 billion in Global Platforms and EUR 0.8 billion in Strategic Partnerships. The positive third-party net deposits in the second quarter of 2021 build on Aegon’s track record of nine consecutive years of positive third-party net deposits. This reflects Aegon Asset Management’s competitive investment performance.

The increase in third-party net deposits in the second quarter of 2021 was largely attributable to an improvement in Global Platforms from EUR 0.4 billion of net outflows in last year’s second quarter, to EUR 2.1 billion third-party net deposits this quarter. This was largely driven by higher net deposits in the Fixed income platform as the demand for these types of investments has increased with the economic uncertainty caused by the COVID-19 pandemic subsiding. Strategic Partnerships third-party net deposits increased by EUR 0.6 billion to EUR 0.8 billion in the second quarter of 2021 driven by net deposits in AIFMC.

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Net deposits from the general account were EUR 0.2 billion for the second quarter of 2021. Net outflows from affiliates were EUR 0.8 billion.

Assets under management

Assets under management increased by EUR 29 billion to EUR 391 billion compared with June 30, 2020. Third-party net deposits and favorable market movements more than offset unfavorable currency movements.

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The Hague – August 12, 2021

Market consistent value of new business							unaudited
EUR millions, after tax	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Americas	87	(4)	n.m.	86	-	173	31	n.m.
The Netherlands	1	(2)	(139)	6	(90)	7	(4)	n.m.
United Kingdom	21	1	n.m.	31	(33)	52	43	21
International	15	12	24	28	(46)	43	36	19
Total	124	8	n.m.	153	(19)	276	107	158

Modelled new business: APE							unaudited
EUR millions, after tax	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Americas	1,918	141	n.m.	261	n.m.	2,179	426	n.m.
The Netherlands	55	18	n.m.	267	(79)	323	58	n.m.
United Kingdom	519	346	50	542	(4)	1,061	894	19
International	84	151	(44)	103	(19)	187	332	(44)
Total	2,577	655	n.m.	1,174	120	3,750	1,710	119

Modelled new business: Deposits							unaudited
EUR millions, after tax	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%
Americas	1,607	1,559	3	2,353	(32)	3,960	4,231	(6)
The Netherlands	58	55	6	271	(79)	328	121	n.m.
United Kingdom	-	-	-	-	-	-	-	-
International	1	1	(26)	8	(93)	8	13	(36)
Total	1,665	1,615	3	2,631	(37)	4,297	4,365	(2)

Exchange rates
	EUR/USD		EUR/GBP
	2021	2020	2021	2020
Current quarter YTD income statement (average rate)	1.2052	1.1017	0.8678	0.8737
Prior quarter YTD income statement (average rate)	1.2046	1.1026	0.8737	0.8612
Current quarter balance sheet (closing rate)	1.1859	1.1232	0.8584	0.9090
Prior quarter balance sheet (closing rate)	1.1753	1.0973	0.8519	0.8849

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 2Q 2021 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 a.m. CET, with an audio webcast on aegon.com. Two hours after the conference call, a replay will be available on aegon.com.

Click to join conference call

With ‘click to join’, there is no need to dial-in for the conference call. Simply click the link below, enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Click here to connect. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 720 543 0206

United Kingdom: +44 (0)330 336 9125

The Netherlands: +31 (0) 20 703 8211

Passcode: 7326631

Financial calendar 2021

Ex-dividend date interim dividend 2021 – August 20

Publication stock fraction interim dividend 2021 – September 10

Payment date interim dividend 2021 – September 17

Third quarter 2021 results – November 11

All references to the payment of (interim) dividends are subject to any relevant board or shareholders’ resolution to distribute such (interim) dividend and barring unforeseen circumstances.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

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Notes (1 of 2)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

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Segment information						unaudited
	Second quarter 2021			Second quarter 2020
		Joint ventures			Joint ventures
		and associates		Segment	and associates
EUR millions	Segment total	eliminations	Consolidated	total	eliminations	Consolidated
Operating result after tax	454	30	485	284	11	295
Tax on operating result	(108)	20	(88)	(62)	9	(53)
Operating result	562	10	572	347	2	348
Fair value items	468	(38)	430	(698)	(10)	(708)
Realized gains / (losses) on investments	162	(2)	160	1	(1)	1
Net impairments	15	-	15	(135)	-	(135)
Non-operating items	644	(40)	605	(832)	(11)	(843)
Other income / (charges)	(153)	10	(143)	(909)	-	(909)
Result before tax	1,053	(20)	1,034	(1,394)	(9)	(1,403)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	20	(20)	-	9	(9)	-
Income tax (expense) / benefit	(205)	20	(185)	326	9	335
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(20)	20	-	(9)	9	-

Net result	849	-	849	(1,068)	-	(1,068)

Segment information			unaudited
	First quarter 2021
		Joint ventures
		and associates
EUR millions	Segment total	eliminations	Consolidated
Operating result after tax	357	(19)	338
Tax on operating result	(74)	24	(50)
Operating result	431	(43)	388
Fair value items	3	19	22
Realized gains / (losses) on investments	31	(3)	28
Net impairments	16	-	16
Non-operating items	50	16	66
Other income / (charges)	1	3	4
Result before tax	482	(24)	458
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	24	(24)	-
Income tax (expense) / benefit	(96)	24	(72)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(24)	24	-
Net result	386	-	386

Segment information						unaudited
	Second quarter 2021 YTD			Second quarter 2020 YTD
		Joint ventures			Joint ventures
		and associates		Segment	and associates
EUR millions	Segment total	eliminations	Consolidated	total	eliminations	Consolidated
Operating result after tax	812	11	823	594	33	628
Tax on operating result	(182)	44	(138)	(110)	24	(87)
Operating result	993	(33)	960	705	10	714
Fair value items	471	(18)	452	679	(30)	649
Realized gains / (losses) on investments	193	(5)	188	16	(5)	11
Net impairments	31	-	31	(193)	-	(193)
Non-operating items	694	(23)	671	501	(35)	467
Other income / (charges)	(152)	12	(140)	(1,071)	1	(1,070)
Result before tax	1,536	(44)	1,492	135	(24)	111
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	44	(44)	-	24	(24)	-
Income tax (expense) / benefit	(301)	44	(257)	68	24	92
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(44)	44	-	(24)	24	-
Net result	1,235	-	1,235	202	-	202

2Q 2021 Results - 34

The Hague – August 12, 2021

Notes (2 of 2)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.
8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

unaudited	Q2	Q2	YTD Q2	YTD Q2
	2021	2020	2021	2020

Employee expenses	477	517	967	1,038
Administrative expenses	411	418	786	822
Operating expenses for IFRS reporting	887	935	1,753	1,860
Operating expenses related to jv’s and associates	74	60	162	126
Operating expenses in earnings release	961	994	1,916	1,985
9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

2Q 2021 Results - 35

The Hague – August 12, 2021

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-IFRS-EU measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in Other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

o

The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain; o Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;

o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

o

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2Q 2021 Results - 36